Exhibit 99.1

TeliaSonera: Xfera Successfully Completes the First 3G-call on its Network

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 10, 2006--TeliaSonera's (OTC:TLSNF) (STO:TLSN) (HEX:TLS1V) mobile operator in Spain, Xfera, today completed the first call using the UMTS network that the company is rolling out in the country.

"The first call marks a milestone in our countdown to launch before the end of the year, and guarantees - together with the roaming agreement we have with Vodafone - a seamless nationwide quality coverage for all of our future customers", says Johan Andsjo, President of Xfera.

As stated in August, Ericsson is the vendor in charge of the network roll out project and has been working alongside Xfera in setting up the network infrastructure since June 2006.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

About Xfera Xfera is the mobile telecommunications company that was awarded the fourth 3G licence in Spain. TeliaSonera, the leading telecoms operator in the Nordic and Baltic region has a 76.6% stakeholding in the company; ACS, the construction and services group, has a 17% stake, FCC, a 3.4% stake and Telvent, a 3% stake.

http://wpy.observer.se/wpyfs/00/00/00/00/00/08/6C/D2/wkr0001.pdf

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CONTACT: For further information journalists can contact:
TeliaSonera Norway, Denmark, Baltics and Spain
Communications Manager
Birgitta Grafstrom, +46-(0)8-713 58 30